                                                               Exhibit 99.1

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               SECOND QUARTER 2002


         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE 2001 CONSOLIDATED FINANCIAL STATEMENTS.

         CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS BELIEVES, ANTICIPATES, ESTIMATES, EXPECTS, AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; OUR VARIABILITY OF OPERATING RESULTS AMONG PERIODS; OUR DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND OUR ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S FILINGS WITH SEDAR AND THE U.S. SECURITIES AND EXCHANGE COMMISSION.

         WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

GENERAL

         Celestica is a world leader in providing electronics manufacturing services to OEMs in the information technology and communications industries with 2001 revenue of $10.0 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex printed circuit board assemblies and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in the Americas, Europe and Asia.

         Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in note 22 to the 2001 Consolidated Financial Statements.

ACQUISITIONS

         A significant portion of Celestica's growth has been generated by strengthening its customer relationships and increasing the breadth of its service offerings through asset and business acquisitions.

2001 ASSET ACQUISITIONS:

         In February 2001, Celestica acquired certain manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. and signed supply agreements for two and three years, respectively. This acquisition expanded the Company's business relationship with Motorola, a leading telecom wireless customer. In March 2001, Celestica acquired certain assets relating to N.K. Techno Co. Ltd 's repair business, which expanded the Company's presence in Japan, and established a greenfield operation in Shanghai. In May 2001, Celestica acquired certain assets from Avaya Inc. in Little Rock, Arkansas and Denver, Colorado and in August 2001, acquired certain assets in Saumur, France. The Company signed a five-year supply agreement with Avaya which positioned Celestica as Avaya's primary outsourcing partner in the area of printed circuit board, system assembly, test, repair and supply chain management for a broad range of its telecommunications products. In August 2001, Celestica acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. The Company signed a five-year supply agreement with Lucent, which positions Celestica as the leading EMS provider for Lucent's North American switching, access and wireless networking systems products.

         The aggregate price for these asset acquisitions in 2001 of $834.1 million was financed with cash.

2001 BUSINESS COMBINATIONS:

         In January 2001, Celestica acquired Excel Electronics, Inc. through a merger with Celestica (U.S.) Inc., which enhanced the Company's prototype service offering in the southern region of the United States. In June 2001, Celestica acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France, which enhanced the Company's presence in central Europe and positioned Celestica as Sagem's primary EMS provider. In August 2001, Celestica acquired Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. This acquisition provided Celestica with additional high complexity manufacturing capability and an expanded global customer base. The purchase price for Primetech was financed primarily with the issuance of 3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company.

         In October 2001, Celestica acquired Omni Industries Limited (Omni). Omni is an EMS provider, headquartered in Singapore, with locations in Singapore, Malaysia, China, Indonesia and Thailand and had approximately 9,000 employees at the date of acquisition. Omni provides printed circuit board assembly and system assembly services, as well as other related supply chain services including plastic injection molding and distribution. Omni manufactures products for industry leading OEMs in the PC, storage and communications sectors. The acquisition significantly enhanced Celestica's EMS presence in Asia. The purchase price for Omni of $865.8 million was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company and $479.5 million in cash. The fair value allocation of the purchase price is subject to refinement as the Company is obtaining third party valuations, and could result in adjustments between goodwill and other net assets.

        The aggregate purchase price for these business combinations in 2001 was $1,093.3 million, of which $526.3 million was financed with cash.

2002 ASSET ACQUISITIONS:

         On March 31, 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. The Company signed a five-year supply agreement to provide a complete range of electronics manufacturing services for a broad range of NEC's optical backbone and broadband access equipment. The purchase price was financed with cash and was allocated to the net assets acquired, based on their relative fair values at the date of acquisition. The fair value allocation of the purchase price is subject to refinement as the Company is obtaining third party valuations.

         Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue any current discussions and actively pursue other acquisition opportunities.

RESULTS OF OPERATIONS

         Celestica's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, component supply availability and the timing of acquisitions. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

         Celestica's contractual agreements with its key customers generally provide a framework for its overall relationship with the customer. Celestica recognizes product revenue upon shipment to the customer as performance has occurred, all customer specified acceptance criteria have been tested and met, and the earnings process is considered complete. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes its risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.


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                                       3


         Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials costs and relative mix of value add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, the timing of acquisitions and related integration costs, customer product delivery requirements and shortages of components or labour. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter. Weak end-market conditions have continued in the telecommunications and information technology industries which resulted in customers rescheduling or cancelling orders. This has impacted Celestica's results of operations.

         The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

                                                  THREE MONTHS ENDED     SIX MONTHS ENDED
                                                       JUNE 30                JUNE 30
                                                    2001       2002       2001       2002
                                                 ---------  ---------  ---------  -------
Revenue.....................................        100.0%     100.0%     100.0%     100.0%
Cost of sales...............................         92.8       92.8       92.8       92.9
                                                    -----      -----      -----      -----
Gross profit................................          7.2        7.2        7.2        7.1
Selling, general and administrative expenses          3.2        3.6        3.3        3.6
Amortization of goodwill and other intangible
assets......................................          1.1        1.0        1.1        0.9
Integration costs related to acquisitions...          0.3        0.4        0.2        0.3
Other charges...............................          2.0         -         1.0         -
                                                    -----      ----       -----      ----
Operating income ...........................          0.6        2.2        1.6        2.3
Interest expense (income), net..............         (0.1)       0.0       (0.1)       0.1
                                                    ------     -----      ------     -----
Earnings before income taxes................          0.7        2.2        1.7        2.2
Income taxes ...............................          0.1        0.4        0.4        0.4
                                                    -----      -----      -----      -----
Net earnings................................          0.6%       1.8%       1.3%       1.8%
                                                    ======     ======     ======     ======

ADJUSTED NET EARNINGS

         As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica believes adjusted net earnings is a useful measure of operating performance on an enterprise-wide basis, that also facilitates reliable period to period comparisons. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other non-recurring charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. Adjusted net earnings are not a measure of performance under Canadian GAAP or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP. The following table reconciles net earnings to adjusted net earnings:

                                                          THREE MONTHS ENDED     SIX MONTHS ENDED
                                                               JUNE 30               JUNE 30
                                                            2001        2002      2001       2002
                                                           --------    --------  --------   --------
                                                            (in millions)         (in millions)
Net earnings ........................................      $  15.8     $  40.4   $  70.6    $  80.1
Add: Amortization of goodwill and other intangible
assets...............................................         28.1        21.7      57.7       43.7
Add: Integration costs related to acquisitions.......          7.8        10.2      10.1       14.1
Add: Other non-recurring charges.....................         53.2          -       57.0         -
Less: Income tax effect of above.....................        (11.8)       (2.9)    (15.0)      (5.1)
                                                           --------    --------  --------   --------
Adjusted net earnings................................      $  93.1     $  69.4   $ 180.4    $ 132.8
                                                           =======     =======   =======    =======
   As a percentage of revenue........................         3.5%        3.1%      3.4%       3.0%
                                                           =======     =======   =======    =======

REVENUE

         Revenue decreased 15%, to $2,249.2 million for the three months ended June 30, 2002 from $2,660.7 million for the same period in 2001. Revenue for the six months ended June 30, 2002 decreased 18% to $4,400.7 million from $5,353.3 million for the same period in 2001. For the quarter, base business volumes declined 41%, offset by a 26% increase in acquisition revenue year-to-year. Acquisition growth was driven by the Company's acquisitions in the latter half of 2001 and in 2002, primarily in the U.S. and Asia. Base revenue declined due to the significant softening of end-markets. The visibility of future end-market conditions remains limited.

         Revenue from the Americas operations decreased 24% to $1,308.8 million for the three months ended June 30, 2002 compared to the same period in 2001 primarily due to the end-market softening which was partially offset by acquisitions, and decreased 22% to $2,668.2 million for the six months ended June 30, 2002 compared to the same period in 2001. Revenue from European operations decreased 43% to $480.6 million for the three months ended June 30, 2002 compared to the same period in 2001 primarily due to the general industry downturn, and decreased 45% to $950.9 million for the six months ended June 30, 2002 compared to the same period in 2001. Revenue from Asian operations increased 171% to $533.4 million for the three months ended June 30, 2002 compared to the same period in 2001 primarily due to acquisitions, and increased 127% to $934.1 million for the six months ended June 30, 2002 compared to the same period in 2001. Inter-segment revenue for the three and six months ended June 30, 2002 was $73.6 million and $152.5 million, respectively, compared to $88.0 million and $210.9 million for the same periods in 2001. Acquisitions completed in 2001 and 2002 are expected to increase revenue primarily in the Americas and Asian operations.

         Revenue from customers in the communications industry for the three and six months ended June 30, 2002 was 46% and 46% of revenue, respectively, compared to 32% and 33% of revenue, respectively, for the same period in 2001. Revenue in the communications industry benefited from recent acquisitions. Revenue from customers in the server-related business for the three and six months ended June 30, 2002 was 27% and 28% of revenue, respectively, compared to 33% and 32% of revenue, respectively, for the same period in 2001.

         The following customers represented more than 10% of total revenue for each of the indicated periods:

                                        THREE AND SIX
                                        MONTHS ENDED
                                           JUNE 30
                                        2001     2002
                                        ----     ----
          Sun Microsystems....           X        X
          IBM.................           X        X
          Lucent Technologies                     X

         Celestica's top five customers represented in the aggregate 67% and 69%, respectively, of total revenue for the three and six months ended June 30, 2002 compared to 63% and 65%, respectively, of total revenue for the same period in 2001. The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not increase or decrease as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 17 (concentration of risk) and 19 to the 2001 Consolidated Financial Statements.

GROSS PROFIT

         Gross profit decreased 16%, to $162.0 million for the three months ended June 30, 2002 compared to the same period in 2001. Gross margin was flat at 7.2% for the three months ended June 30, 2002 and June 20, 2001. Gross profit decreased 19% to $314.1 million for the six months ended June 30, 2002 compared to the same period in 2001. Gross margin decreased to 7.1% for the six months ended June 30, 2002 from 7.2% for the same period in 2001, as a result of a decrease in volumes, offset by the benefits from the Company's restructuring.

         For the foreseeable future, the Company's gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions and pricing within the electronics industry. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions and price erosion within the electronics industry could adversely affect the Company's gross margin. Also, the



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                                       5


availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative (SG&A) expenses decreased 7% to $80.0 million (3.6% of revenue) for the three months ended June 30, 2002 from $86.4 million (3.2% of revenue) for the same period in 2001. SG&A expenses decreased 11% for the six months ended June 30, 2002 to $156.7 million (3.6% of revenue) from $175.5 million (3.3% of revenue) for the same period in 2001. SG&A as a percentage of revenue has increased generally due to the lower revenue base. The decrease in expenses, on an absolute basis, is driven by lower volumes and includes the benefits from the Company's restructuring program.

         Research and development (R&D) costs increased to $4.9 million (0.2% of revenue) for the three months ended June 30, 2002 compared to $2.4 million (0.1% of revenue) for the same period in 2001. R&D costs for the six months ended June 30, 2002 were $9.4 million, compared to $8.9 million for the same period of 2001.

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

         Amortization of goodwill and other intangible assets decreased to $21.7 million and $43.7 million, respectively, for the three and six months ended June 30, 2002 from $28.1 million and $57.7 million for the same period in 2001. Effective January 1, 2002, the Company fully adopted the new accounting standards for "Business Combinations" and "Goodwill and Other Intangible Assets" and has discontinued amortization of all goodwill effective January 1, 2002. Amortization of goodwill for the three and six months ended June 30, 2001 was $11.4 million and $21.3 million, respectively, and for fiscal 2001 was $39.2 million. See "Recent Accounting Developments." The decrease in amortization is the result of this change in accounting for goodwill, offset by the amortization of other intangible assets arising from the 2001 and 2002 acquisitions.

INTEGRATION COSTS RELATED TO ACQUISITIONS

         Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

         Integration costs were $10.2 million and $14.1 million, respectively, for the three and six months ended June 30, 2002 compared to $7.8 million and $10.1 million for the same period in 2001. The integration costs incurred in 2002 primarily relate to the Lucent, NEC Japan and Omni acquisitions.

         Integration costs vary from period to period due to the timing of acquisitions and related integration activities. Celestica expects to incur additional integration costs in 2002 as it completes the integration of its 2001 and 2002 acquisitions. Celestica will incur future additional integration costs as the Company continues to make acquisitions as part of its growth strategy.

OTHER CHARGES

         Other charges are non-recurring items or items that are unique in nature. Celestica did not incur other charges for the three and six months ended June 30, 2002 compared to $53.2 million and $57.0 million, respectively, for the same period in 2001. The 2001 charges related to the Company's restructuring.

         A further description of other charges is included in note 13 to the 2001 Consolidated Financial Statements.

         The Company has and expects to continue to benefit from the restructuring measures taken in 2001 through margin improvements and reduced operating costs in the current year. The Company expects to complete the major components of the restructuring plan by the end of 2002, except for certain long-term lease contractual obligations. Cash outlays are funded from cash on hand.

INTEREST EXPENSE, NET

         Interest expense, net of interest income, for the three and six months ended June 30, 2002 amounted to $1.4 million and $3.1 million, respectively, compared to net interest income of $2.4 million and $6.0 million for the same period in 2001. Interest income decreased for the three and six months ended June 30, 2002 compared to the same periods in 2001 because the Company earned lower interest rates on its cash balance. The interest income earned on its cash balance was offset by the interest expense on the Company's Senior Subordinated Notes and debt facilities.

INCOME TAXES

         Income tax expense for the three months ended June 30, 2002 was $8.3 million compared to $3.3 million for the same period in 2001, both periods reflecting an effective tax rate of 17%. Income tax expense for the six months ended June 30, 2002 was $16.4 million, reflecting an effective tax rate of 17%, compared to $20.6 million and an effective tax rate of 23% for the same period in 2001.

         The Company's effective tax rate decreased from 24% in the first quarter of 2001 to 17% in the second quarter of 2001 as a result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include tax holidays and tax incentives that Celestica has negotiated with the respective tax authorities which expire between 2002 and 2012. The Company's current tax rate of 17% is expected to continue for the foreseeable future.

         Celestica has recognized a net deferred tax asset at June 30, 2002 of $152.8 million compared to $102.8 million at December 31, 2001. The net asset increase relates to the recognition of net operating losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will generate sufficient taxable income in the future to realize the benefit of these deferred income tax assets in the carry-forward periods. A portion of the net operating losses have an indefinite carry forward period. The other portion will expire over a 19-year period commencing in 2005.

LIQUIDITY AND CAPITAL RESOURCES

         For the three months ended June 30, 2002, operating activities provided Celestica with $236.7 million in cash compared to $212.2 million for the same period in 2001. For the six months ended June 30, 2002, operating activities provided Celestica with $510.6 million in cash compared to the use of cash of $48.6 million for the same period in 2001. Cash was generated primarily from earnings and a reduction of inventory, due to improved inventory management. The Company will continue to focus on improving working capital management.

         Investing activities for the three months ended June 30, 2002 included capital expenditures of $48.9 million and proceeds from the sale-leaseback of certain machinery and equipment of $20.9 million. Investing activities for the six months ended June 30, 2002 included capital expenditures of $75.0 million and $102.9 million for acquisitions. See "Acquisitions." Investing activities for the six months ended June 30, 2001 included capital expenditures of $136.1 million and $148.1 million for acquisitions.

         In May 2001, Celestica issued 12.0 million subordinate voting shares for gross proceeds of $714.0 million less costs of $10.0 million (pre-tax).

CAPITAL RESOURCES

         Celestica has three unsecured, revolving credit facilities totalling $960.0 million, each provided by a syndicate of lenders and which are available until July 2003, April and July 2005. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at June 30, 2002.

         In addition, there is a debt incurrence covenant in effect for Celestica's Senior Subordinated Notes due 2006. This covenant is based on Celestica's fixed charge coverage ratio, as defined in the indenture governing the Senior Subordinated Notes. Celestica was in compliance with its debt covenants as at June 30, 2002.

         Celestica and certain subsidiaries have uncommitted bank facilities which total $44.5 million that are available for operating requirements.

         Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2002 to be in the range of 1.5% to 2.0% of revenue. At June 30, 2002, Celestica had committed $29.0 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

         The Company has an arrangement to sell up to $400.0 million in accounts receivable under a revolving facility which is available until September 2004. Consistent with previous quarters, the Company has sold $400.0 million in accounts receivable.

         Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are denominated in various currencies. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. At June 30, 2002, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $692.1 million with expiry dates up to September 2003, except for one contract for $13.3 million that expires in January 2006. The fair value of these contracts at June 30, 2002 was an unrealized gain of $43.4 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and generally involves entering into contracts to trade U.S. dollars for Canadian dollars, British pounds sterling, Mexican pesos, euros, Thailand baht, Singapore dollars, Brazilian reais and Czech koruna at future dates. In general, these contracts extend for periods of less than 19 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.

RECENT DEVELOPMENTS

         In July 2002, the Company made the following announcements:

The Company announced a plan to redeem the $130 million in Senior Subordinated Notes due 2006 in accordance with their terms. The cost of the redemption will be $136.8 million (including a 5.25% redemption premium) and will be financed from cash on hand;

The Company announced a plan to file a Normal Course Issuer Bid to repurchase, at its discretion, up to 5% of the Company's Subordinate Voting Shares for cancellation, over the next 12 months. This plan is subject to the approval of the Toronto Stock Exchange; and

In response to the current end-market conditions, the Company announced that it would incur a pre-tax restructuring charge of between $300 - $375 million, to be recorded in the third and fourth quarters of 2002. The Company expects the cash cost to be approximately $150 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining the allowance for doubtful accounts, inventory valuation and the useful lives of intangible assets. Actual results could differ materially from those estimates and assumptions.

         Celestica records an allowance for doubtful accounts for estimated credit losses based on customer and industry concentrations and the Company's knowledge of the financial condition of its customers. A change to these factors could impact the estimated allowance.

         Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts and at the lower of cost and net realizable value for work in progress and finished goods. Celestica adjusts its inventory valuation based on estimates of net realizable value and shrinkage. A change to these assumptions could impact the valuation of inventory.

         Celestica's estimate of the useful life of intangible assets reflects the periods in which the projected future net cash flows will be generated. A significant change in the projected future net cash flows could impact the estimated useful life.

RECENT ACCOUNTING DEVELOPMENTS

BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:
         In September 2001, the CICA issued Handbook Sections 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets". See note 2(a) to the June 30, 2002 Consolidated Financial Statements.

         Effective January 1, 2002, the Company adopted these standards which requires the completion of a transitional goodwill impairment evaluation within six months of adoption. The Company has completed the transitional assessment during the second quarter of 2002 and has determined that no impairment existed as of the date of adoption.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
         Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870. See note 2(b) to the June 30, 2002 Consolidated Financial Statements.

FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS:
         CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002, with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline AcG-13, which establishes criteria for hedge accounting effective for the Company's 2003 fiscal year. The Company has complied with the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

IMPAIRMENT OF LONG-LIVED ASSETS:
         In October 2001, FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing January 1, 2002, to be applied prospectively. In August 2001, SFAS 143 "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS 143 is effective for the Company's fiscal year commencing January 1, 2003. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                    DECEMBER 31         JUNE 30
                                                        2001              2002
                                                  --------------    ---------------
ASSETS
Current assets:
  Cash and short-term investments.................$       1,342.8   $       1,683.7
  Accounts receivable ............................        1,054.1           1,101.5
  Inventories ....................................        1,372.7           1,116.9
  Prepaid and other assets........................          177.3             153.7
  Deferred income taxes...........................           49.7              57.7
                                                  ---------------   ---------------
                                                          3,996.6           4,113.5
Capital assets ...................................          915.1             929.4
Goodwill on business combinations (note 2)........        1,128.8           1,137.9
Other intangible assets (note 2)..................          427.2             420.5
Other assets .....................................          165.2             220.3
                                                  ---------------   ---------------
                                                  $       6,632.9   $       6,821.6
                                                  ===============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................$       1,198.3   $       1,167.6
  Accrued liabilities.............................          405.7             487.4
  Income taxes payable............................           21.0              28.3
  Deferred income taxes...........................           21.8              22.4
  Current portion of long-term debt ..............           10.0               3.1
                                                  ---------------   ---------------
                                                          1,656.8           1,708.8
Long-term debt ...................................          137.4             135.0
Accrued post-retirement benefits .................           47.3              75.8
Deferred income taxes.............................           41.5              42.8
Other long-term liabilities.......................            4.3               4.0
                                                   --------------    --------------
                                                          1,887.3           1,966.4
Shareholders' equity:
  Convertible debt................................          886.8             901.0
  Capital stock...................................        3,699.0           3,704.6
  Retained earnings...............................          162.7             234.2
  Foreign currency translation adjustment.........           (2.9)             15.4
                                                   ---------------   --------------
                                                          4,745.6           4,855.2
                                                   --------------    --------------
                                                  $       6,632.9   $       6,821.6
                                                  ===============   ===============


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                               JUNE 30                        JUNE 30
                                                                          2001           2002            2001            2002
                                                                      ------------   ------------     ----------       --------
Revenue........................................................       $    2,660.7   $    2,249.2     $ 5,353.3       $ 4,400.7
Cost of sales..................................................            2,468.5        2,087.2       4,967.8         4,086.6
                                                                      ------------   ------------     ----------       --------
Gross profit...................................................              192.2          162.0         385.5           314.1
Selling, general and administrative expenses ..................               86.4           80.0         175.5           156.7
Amortization of goodwill and other intangible assets (note 2)..               28.1           21.7          57.7            43.7
Integration costs related to acquisitions .....................                7.8           10.2          10.1            14.1
Other charges (note 4).........................................               53.2             -           57.0               -
                                                                      ------------   ------------     ----------       --------
Operating income...............................................               16.7           50.1          85.2            99.6
Interest on long-term debt.....................................                5.1            5.5           9.4            10.9
Interest income, net...........................................               (7.5)          (4.1)        (15.4)           (7.8)
                                                                      ------------   ------------     ----------       --------
Earnings before income taxes...................................               19.1           48.7          91.2            96.5
                                                                      ------------   ------------     ----------       --------
Income taxes:
  Current .....................................................                6.3            9.6          19.3            19.0
  Deferred (recovery)..........................................               (3.0)          (1.3)          1.3            (2.6)
                                                                      ------------   ------------     ----------       --------
                                                                               3.3            8.3          20.6            16.4
                                                                      ------------   ------------     ----------       --------
Net earnings for the period....................................               15.8           40.4          70.6            80.1

Retained earnings, beginning of period.........................              268.9          198.2         217.5           162.7
Convertible debt accretion, net of tax.........................               (3.6)          (4.4)         (7.0)           (8.6)
                                                                      ------------   ------------     ----------       --------
Retained earnings, end of period...............................       $      281.1   $      234.2    $    281.1      $    234.2
                                                                      ============   ============    ==========      ==========

Basic earnings per share.......................................       $      0.06    $      0.16     $     0.31      $     0.31

Diluted earnings per share (note 6)............................       $      0.06    $      0.15     $     0.31      $     0.30

Weighted average number of shares outstanding:
   - basic (in millions).......................................              207.0          230.2         204.7           230.0
   - diluted (in millions) (note 6)............................              225.5          236.0         223.7           236.5


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                                  THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                        JUNE 30                       JUNE 30
                                                                2001            2002            2001            2002
                                                             -------------   -----------    -----------     -----------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net earnings for the period ...........................      $      15.8     $      40.4    $      70.6     $      80.1
Items not affecting cash:
  Depreciation and amortization........................             71.3            77.5          141.0           156.5
  Deferred income taxes................................             (3.0)           (1.3)           1.3            (2.6)
  Other charges........................................             16.9               -           17.2               -
  Other................................................             (0.5)            1.8            1.3             4.2
                                                             -------------   -----------    -----------     -----------
Cash from earnings.....................................            100.5           118.4          231.4           238.2
                                                             -------------   -----------    -----------     -----------
Changes in non-cash working capital items:
  Accounts receivable..................................           (128.1)          (31.4)         173.8           (19.7)
  Inventories..........................................            208.0           122.0          176.7           280.6
  Other assets.........................................            144.6            24.6           91.3           (12.4)
  Accounts payable and accrued liabilities.............           (108.5)           (3.5)        (704.5)           16.6
  Income taxes payable.................................             (4.3)            6.6          (17.3)            7.3
                                                             -------------   -----------    -----------     -----------
  Non-cash working capital changes.....................            111.7           118.3         (280.0)          272.4
                                                             -------------   -----------    -----------     -----------
  Cash provided by (used in) operations................            212.2           236.7          (48.6)          510.6
                                                             -------------   -----------    -----------     -----------

INVESTING:
  Acquisitions, net of cash acquired...................            (82.4)              -         (148.1)         (102.9)
  Purchase of capital assets...........................            (59.3)          (48.9)        (136.1)          (75.0)
  Other................................................              1.3            20.9            0.9            20.9
                                                             -------------   -----------    -----------     -----------
  Cash used in investing activities....................           (140.4)          (28.0)        (283.3)         (157.0)
                                                             -------------   -----------    -----------     -----------

FINANCING:
  Bank indebtedness....................................               -             (0.4)             -            (1.7)
  Decrease in long-term debt...........................             (0.4)           (9.3)          (1.7)          (14.9)
  Deferred financing costs.............................               -             (0.2)             -            (0.6)
  Issuance of share capital............................            717.9             1.4          722.0             4.6
  Share issue costs, pre-tax ..........................            (10.0)              -          (10.0)              -
  Other................................................             (0.9)            0.7           (0.9)           (0.1)
                                                             -------------   -----------    -----------     -----------
  Cash provided by (used in) financing activities......            706.6            (7.8)         709.4           (12.7)
                                                             -------------   -----------    -----------     -----------

Increase in cash.......................................            778.4            200.9         377.5            340.9
Cash, beginning of period..............................            482.9          1,482.8         883.8          1,342.8
                                                             -------------   -----------    -----------     -----------
Cash, end of period....................................      $   1,261.3     $    1,683.7   $   1,261.3     $    1,683.7
                                                             -------------   -----------    -----------     -----------
                                                             -------------   -----------    -----------     -----------

Supplemental information:
  Paid during the period:
  Interest.............................................      $       7.6     $       9.8    $       8.2     $      12.1
  Taxes................................................      $      12.6     $       6.7    $      32.1     $      11.5

Non-cash financing activities:
  Convertible debt accretion, net of tax ..............      $       3.6     $       4.4    $       7.0     $       8.6
  Shares issued for acquisitions.......................      $       0.5     $         -    $       2.0     $         -

              Cash is comprised of cash and short-term investments.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION
               WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


1.    NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company has operations in the Americas, Europe and Asia.

     Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in note 22 to the 2001 Consolidated Financial Statements.

       The Company experiences seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

2.    SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

     The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2002 and the results of operations and cash flows for the three and six months ended June 30, 2001 and 2002.

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except the following:

(a) BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:
    In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Sections 1581 "Business combinations" and 3062 "Goodwill and other intangible assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

     Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

     The Company has adopted these new standards as of January 1, 2002 and has discontinued amortization of all existing goodwill. The Company has also evaluated existing intangible assets including estimates of remaining useful lives and has reclassed $9.1 from intellectual property to goodwill as of January 1, 2002 to conform with the new criteria.

     Section 3062 requires the completion of a transitional goodwill impairment evaluation within six months of adoption. Impairment is identified by comparing the carrying amounts of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeds its fair value, the impairment is measured in a manner similar to a purchase price allocation and must be recorded by December 31, 2002. Any

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

transitional impairment would be recognized as an effect of a change in accounting principle and would be charged to opening retained earnings as of January 1, 2002. The Company has completed the transitional goodwill impairment assessment during the second quarter of 2002 and has determined that no impairment existed as of the date of adoption.

     Effective January 1, 2002, the Company had unamortized goodwill of $1,137.9 which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                               JUNE 30                          JUNE 30
                                                        2001            2002              2001            2002
                                                      ---------       ---------        ---------       ---------
    Net earnings...............................       $    15.8       $    40.4        $    70.6       $    80.1
    Add back: goodwill amortization............            11.4               -             21.3               -
                                                      ---------       ---------        ---------       ---------
    Net earnings before goodwill amortization..       $    27.2       $    40.4        $    91.9       $    80.1
                                                      =========       =========        =========       =========

    Basic earnings per share:
    Net earnings...............................       $    0.06       $    0.16        $    0.31       $    0.31
    Net earnings before goodwill amortization..       $    0.11       $    0.16        $    0.41       $    0.31

    Diluted earnings per share:
    Net earnings ..............................       $    0.06       $    0.15        $    0.31       $    0.30
    Net earnings before goodwill amortization..       $    0.11       $    0.15        $    0.41       $    0.30


     The following table sets forth the Company's goodwill and other intangible assets as of June 30, 2002:

                                                               ACCUMULATED      NET BOOK
                                                 COST          AMORTIZATION      VALUE
                                              ----------       ------------   ----------
    Goodwill............................      $  1,270.2       $    132.3     $  1,137.9
                                              ==========       ==========     ==========


    Other intangible assets:
    Intellectual property...............      $    379.5       $    175.8     $    203.7
    Other intangible assets.............           255.4             38.6          216.8
                                              ----------       ----------     ----------
                                              $    634.9       $    214.4     $    420.5
                                              ==========       ==========     ==========

     Intellectual property primarily represents the cost of certain intellectual property and process technology. Other intangible assets consist primarily of customer relationship and contracts representing the excess of cost over the fair value of tangible assets and intellectual property acquired in asset acquisitions.

     The aggregate amortization expense for other intangible assets was $21.7 and $43.7 for the three and six months ended June 30, 2002.

(b)  STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
     Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

     The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter and six month period were determined using the Black-Scholes option pricing model. The

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


following assumptions were used in the quarter: risk-free rate of 5.43%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and a weighted-average expected option life of 7.5 years. The weighted-average grant date fair values of options issued during the quarter was $23.56 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the three months ended June 30, 2002, the Company's pro forma net earnings is $40.1, basic earnings per share is $0.16 and diluted earnings per share is $0.15. For the six months ended June 30, 2002, the Company's pro forma net earnings is $79.6, basic earnings per share is $0.31 and diluted earnings per share is $0.30. The Company's stock option plans are described in note 11 to the annual consolidated financial statements.


3.   ACQUISITIONS:

     ASSET ACQUISITIONS:

     On March 31, 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. The purchase price was financed with cash and was allocated to the net assets acquired, based on their relative fair values at the date of acquisition. The fair value allocation of the purchase price is subject to refinement as the Company is in the process of obtaining third-party valuations.

4.   OTHER CHARGES:

                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
                                                               JUNE 30                          JUNE 30
                                                         2001            2002            2001            2002
                                                      ---------       --------         ---------       -------

    Restructuring..............................       $    53.2       $     -          $    57.0       $     -
                                                      =========       =======          =========       =======

     In 2001, the Company recorded a restructuring charge that reflected facility consolidations and a workforce reduction. The following table details the activity through the accrued restructuring liability for the period ended June 30, 2002:

                                                                LEASE AND
                                               EMPLOYEE           OTHER       FACILITY
                                              TERMINATION      CONTRACTUAL    EXIT COSTS
                                                 COSTS         OBLIGATIONS    AND OTHER         TOTAL
                                              -----------      -----------   -----------      ----------
    Balance at March 31, 2002...........      $     25.8       $     30.8    $      8.6       $     65.2
    Cash payments.......................           (12.1)            (3.3)         (2.0)           (17.4)
                                              -----------      -----------   -----------      -----------
    Balance at June 30, 2002............      $     13.7       $     27.5    $      6.6       $     47.8
                                              ==========       ==========    ==========       ==========

     As of December 31, 2001, 2,330 employee positions remain to be terminated during 2002. 1,521 employees were terminated during the first half of 2002. The Company expects to complete the major components of the restructuring plan by the end of 2002, except for certain long-term lease contractual obligations.

 5.  SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). Inter-segment transactions are reflected at market value. The following is a breakdown by operating segment.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                          THREE MONTHS ENDED              SIX  MONTHS ENDED
                                                                JUNE 30                        JUNE 30
                                                          2001            2002            2001            2002
                                                       -----------     -----------   ------------    ------------
    REVENUE
    Americas....................................       $   1,712.8     $   1,308.8   $    3,408.4    $    2,668.2
    Europe......................................             839.0           480.6        1,743.9           950.9
    Asia........................................             196.9           533.4          411.9           934.1
    Elimination of inter-segment revenue........             (88.0)          (73.6)        (210.9)         (152.5)
                                                       ------------    ------------  -------------   -------------
                                                       $   2,660.7     $   2,249.2   $    5,353.3    $    4,400.7
                                                       ===========     ===========   ============    ============

    EBIAT
    Americas....................................       $     55.3      $     44.1    $      107.9    $       84.4
    Europe......................................             40.5            11.8            81.7            27.2
    Asia........................................             10.0            26.1            20.4            45.8
                                                       ----------      ----------    ------------    ------------
                                                            105.8            82.0           210.0           157.4
    Interest, net...............................              2.4            (1.4)            6.0            (3.1)
    Amortization of goodwill and other intangible
    assets......................................            (28.1)          (21.7)          (57.7)          (43.7)
    Integration costs related to acquisitions...             (7.8)          (10.2)          (10.1)          (14.1)
    Other charges...............................            (53.2)              -           (57.0)              -
                                                       ----------      ----------    ------------    ------------
    Earnings before income taxes................       $     19.1      $     48.7    $       91.2    $       96.5
                                                       ==========      ==========    ============    ============

                                                             AS AT JUNE 30
                                                          2001            2002
                                                       ----------     ------------
    TOTAL ASSETS
    Americas....................................       $  3,773.2     $    3,381.5
    Europe......................................          1,793.2          1,546.7
    Asia........................................            435.1          1,893.4
                                                       ----------     -----------
                                                       $  6,001.5     $    6,821.6
                                                       ==========     ============

     The following table sets forth the changes in goodwill by operating segment during the six months ended June 30, 2002:


     GOODWILL                                       DECEMBER 31, 2001    ADJUSTMENT      JUNE 30, 2002
                                                    -----------------  --------------  ---------------
    Americas....................................       $    243.2          $    1.8       $    245.0
    Europe......................................             68.3               6.2             74.5
    Asia........................................            817.3               1.1            818.4
                                                       ----------          --------       ----------
                                                       $  1,128.8          $    9.1       $  1,137.9
                                                       ==========          ========       ==========


     The Company has reclassed from intellectual property $9.1 to goodwill as of January 1, 2002 to conform with the new goodwill standards.

6.   WEIGHTED AVERAGE SHARES OUTSTANDING:

     For the three and six months ended June 30, 2002, the weighted average number of shares outstanding for purposes of the diluted earnings per share calculation, excludes the effect of convertible securities as they are anti-dilutive.

7.   SUBSEQUENT EVENTS:

     In July 2002, the Company made the following announcements:

The Company announced a plan to redeem the $130.0 in Senior Subordinated Notes due 2006 in accordance with their terms. The cost of the redemption will be $136.8 (including a 5.25% redemption premium) and will be financed from cash on hand;

                               CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


The Company announced a plan to file a Normal Course Issuer Bid to repurchase, at its discretion, up to 5% of the Company's Subordinate Voting Shares for cancellation, over the next 12 months. This plan is subject to the approval of the Toronto Stock Exchange; and

In response to the current end-market conditions, the Company announced that it would incur a pre-tax restructuring charge of between $300 - $375, to be recorded in the third and fourth quarters of 2002. The Company expects the cash cost to be approximately $150.